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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-1

               Certificate of Accounting of Securities and Similar
                 Investments of a Management Investment Company
                         in the Custody of Members of
                         National Securities Exchanges

                    Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

--------------------------------------------------------------------------------
1.   Investment Company Act File Number:       Date examination completed:

      811-1920                                 July 31, 2009

 -------------------------------------------------------------------------------
2.   State identification Number:

     AL          AK          AZ         AR           CA            CO
     CT          DE          DC         FL           GA            HI
     ID          IL          IN         IA           KS            KY
     LA          ME          MD         MA           MI            MN
     MS          MO          MT         NE           NV            NH
     NJ          NM          NY 108960  NC           ND            OH
     OK          OR          PA         RI           SC            SD
     TN          TX          UT         VT           VA            WA
     WV          WI          WY         PUERTO RICO
     Other (specify):
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3.   Exact name of investment company as specified in registration statement:

     Stralem Fund
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4.   Address of principal executive office (number, street, city, state, zip code):

     645 Madison Avenue, New York, NY  10022

--------------------------------------------------------------------------------

STRALEM EQUITY FUND


                                     645 MADISON AVENUE, NEW YORK, NY 10022-1010
                                              TELEPHONE: (212) 888-8123
                                                 FAX: (212) 888-8152





                 Management Statement Regarding Compliance with
                 ----------------------------------------------
            Certain Provisions of the Investment Company Act of 1940
            --------------------------------------------------------



We, as members of management of Stralem Equity Fund (the "Fund"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b)(1) and (b)(6) of Rule 17f-1 as of July 31, 2009 and from April 30, 2009 (the date of our last examination) through July 31, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of July 31, 2009 and from April 30, 2009 through July 31, 2009 with respect to securities reflected in the investment account of the Fund.


Stralem Equity Fund



By  /s/ Hirschel B. Abelson

   Hirschel B. Abelson, Senior Assistant Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees
Stralem Equity Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the "Fund") complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of July 31, 2009 (surprise examination). Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2009, and with respect to agreement of security purchases and sales, for the period from April 30, 2009 (the date of our last examination) through July 31, 2009:

o Confirmation of all security positions located with the Custodian, Pershing LLC.

o Reconciliation of all such securities to the books and records of the Fund and the Custodian.

o Agreement of five security purchases since our last report from the books and records of the Fund to the broker statements. There were no securities sold since our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Stralem Equity Fund complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of July 31, 2009, with respect to securities reflected in the investment account of the Fund is fairly stated in all material respects.

This report is intended solely for the information and use of management and Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


\s\ Eisner LLP

New York, New York
September 8, 2009